Exhibit 99.1

RECENT DEVELOPMENTS

Yamal LNG begins gas exports from second LNG train

On August 9, 2018, TOTAL S.A. (together with its subsidiaries and affiliates, “TOTAL” or the “Group”) announced that the first shipment of Liquefied Natural Gas (LNG) from the second train of the Yamal LNG project in Northern Russia was ready to leave Sabetta. This train is expected to add an additional 5.5 million tons per year of LNG capacity to the facility, bringing the total capacity in operation to approximately 11 million tons per year. At full capacity, the three-train facility will supply approximately 16.5 million tons of LNG per year to Asian and European markets. The third train is expected to start up in early 2019.

In May 2017, Novatek and TOTAL also agreed that TOTAL will have the opportunity to acquire a 10 to 15% direct interest in Novatek’s future LNG projects in Yamal and Gydan.

TOTAL sells equity in India’s Hazira terminal and signs LNG sales agreement with Shell

On August 27, 2018, TOTAL announced that it signed a binding Letter of Intent (LOI) with Shell for the sale of its 26% minority equity stake in Hazira LNG regasification terminal in India. The closing of the transaction remains subject to the approval of regulatory authorities.

In parallel, TOTAL signed an agreement for the sale of 0.5 million tons of liquefied natural gas (LNG) per year to Shell over 5 years, on a delivery basis to supply the markets of India and neighboring countries. The deliveries will be sourced from TOTAL’s global LNG portfolio and are expected to begin in 2019.

TOTAL sells its polystyrene business in China to INEOS Styrolution

On August 31, 2018, TOTAL announced it accepted an offer from INEOS Styrolution, a leading global styrenics supplier, for the acquisition of TOTAL’s polystyrene business in China, which includes in particular two facilities with a production capacity of 200,000 tons per year each, located in Ningbo, Zhejiang Province, and in Foshan, Guangdong Province.

INEOS Styrolution has made commitments to maintain the business and jobs and meet commitments to customers.

The closing of the transaction is subject to the approval of the relevant regulatory authorities.

Canada: TOTAL sells its interest in the Joslyn oil sands project to CNRL

On August 31, 2018, TOTAL announced that, together with its partners (listed below), it agreed to sell the Joslyn oil sands project in Alberta, Canada, to Canadian Natural Resources Limited (CNRL) for an overall consideration of 225 million Canadian dollars.

Following the oil price fall in 2014, the Joslyn project partners decided to put its further development on hold. Therefore, activities have since been limited to fulfilling regulatory requirements and ensuring the safety of the site.

The closing of the transaction is subject to authorization by the Canadian Competition Bureau.

The Joslyn project partners are TOTAL (operator, 38.25%), Suncor Energy Joslyn Partnership (36.75%), Joslyn Partnership (15%) and Inpex Canada Ltd (10%).

TOTAL announces the distribution of its first 2018 interim dividend

The Board of Directors met on September 19, 2018 and declared, in accordance with the Board’s decision of April 25, 2018, a first interim dividend for the 2018 fiscal year of €0.64 per share an increase of 3.2% compared to the three interim dividends and the final dividend paid for the 2017 fiscal year. The Board of Directors further decided to offer, under the conditions of the fourth resolution of the Combined Shareholders’ Meeting of June 1, 2018, the option for shareholders, including holders of its American Depositary Shares listed on the New York Stock Exchange (ADS), to receive this first interim dividend either in cash or in new shares of the Company.

In line with the shareholder return policy announced on February 8, 2018, in order to avoid any dilution linked to the issuance of new shares, the Group will buy back during the quarter the newly issued shares with the intention to cancel them.

The share price for the new shares to be issued as payment of the first 2018 interim dividend was set by the Board of Directors at €52.95. This price is equal to the average Euronext Paris opening prices of the shares for the twenty trading days preceding the meeting of the Board of Directors on September 19, 2018, reduced by the net amount of the interim dividend, without any discount, rounded up to the nearest cent. Shares issued accordingly will carry immediate dividend rights and an application to trading on Euronext Paris will be made.

Shareholders and holders of ADS will receive this first interim dividend, and will have the option to receive a payment either in cash or in new shares by instructing their financial advisors, as per the following timetable:

	Shareholders	ADS holders
Ex-dividend date	September 25, 2018	September 21, 2018

Period to opt in for the payment in new shares	September 25 to October 4, 2018 (inclusive)	September 25 to October 1, 2018 (inclusive)

Payment in cash (opt out)	October 12, 2018	October 19, 2018

Delivery of the new shares issued in lieu of cash (opt in)	October 12, 2018	October 19, 2018

If the amount of the first interim dividend for the 2018 fiscal year for which the option is exercised does not correspond to a whole number of shares, the shareholders may opt to receive either the number of shares immediately above, by paying a cash adjustment on the day they exercise their option, or the number of shares immediately below, plus a balancing cash adjustment.

Electric Vehicle Charging Solutions : TOTAL Acquires G2mobility and Forms Partnership with Nexans

On September 20, 2018, TOTAL announced that it finalized the acquisition of G2mobility, a French leading provider of electric vehicle charging solutions. With this deal, TOTAL is accelerating the growth of its electric vehicle charging businesses, from designing smart charging stations to optimizing energy usage management and selling integrated services.

A pioneer in the sector since 2009, G2mobility has developed and markets a comprehensive charging solution, with connected charging stations operated by a web platform that can remotely control the charge points, and offer services, particularly smart energy management systems. With almost 10,000 points managed by its services platform, G2mobility supports municipal governments and private businesses.

Following the signature of an agreement with G2mobility and its longtime shareholders, including Bpifrance and Nexans, TOTAL acquired the entire shareholding in the company.

TOTAL Consolidates G2mobility Partnership With Nexans

On September 20, 2018, TOTAL announced that, to help speed up the growth of infrastructure for electric vehicles, TOTAL and Nexans have signed a partnership agreement that gives TOTAL access to Nexans’ production capacity and industrial know-how. Nexans will be able to rely on G2mobility’s technological edge and TOTAL’s range of service offerings.

Results of the Public Tender Offer of TOTAL for Direct Energie

Following the completion of the acquisition of a 73.04% stake in the share capital of Direct Energie at €42 per share on July 6, 2018, TOTAL welcomed the results of the public tender offer published by the Autorité des marchés financiers (AMF) on September 19, 2018, showing that Total S.A. has acquired, at the same price, 9,354,390 shares under the centralized procedure managed by Euronext Paris and 1,011,888 shares on the market.

TOTAL will hold 44,417,802 shares of Direct Energie representing 44,820,386 voting rights, i.e. 95.37% of the share capital and at least 95.33% of the voting rights of this company.

Once the settlement of the shares tendered into the offer has been completed, TOTAL intends to request the implementation of a squeeze-out procedure in accordance with the terms of its public tender offer of July 26, 2018 at a price of €42 per share (dividend attached).

TOTAL announces gas find offshore UK

On September 24, 2018, TOTAL announced a gas discovery on the Glendronach prospect, located offshore from the U.K., west of Shetland. The well was drilled to a final depth of 4,312 meters and encountered a gas column of 42 meters of net pay in a high quality Lower Cretaceous reservoir.

Preliminary tests confirm good reservoir quality, permeability and well production deliverability.

Located on Block 206/04a, in water depth of about 300 meters and in a formation below the Edradour reservoir, the discovery can be developed with the existing infrastructure around the Edradour field and the Laggan-Tormore facilities of the Shetland Gas Plant.

The Glendronach discovery is operated by Total E&P UK with a 60% interest alongside partners Ineos E&P UK Limited (20%) and SSE E&P UK Limited (20%).

Joint industry human rights supply chain engagement

On September 24, 2018, TOTAL announced that the chief executive officers of BP, Equinor, Shell and TOTAL have agreed to join forces to create a collaborative approach to human rights supplier assessments in the energy industry.

Participating companies recognise the importance of working with suppliers that respect human rights, in line with the UN Guiding Principles on Business and Human Rights, including the fundamental conventions of the International Labour Organization (ILO), and that care for their people.

The objective of this initiative is to create an industry framework for human rights supplier assessments. Results of conducted assessments will be shared with the participating companies through an independent third party. Work is currently ongoing to establish the assessment criteria and sharing mechanism.

The desired outcome is to make it easier and more efficient for suppliers to demonstrate how they respect human rights and care for their people. The sharing mechanism across the participating parties aims to support the improvement of working conditions in our companies’ supply chains.

As members of the UN Global Compact, BP, Equinor, Shell and TOTAL believe this initiative supports the objectives of Sustainable Development Goal 8, which is to “promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all”.

The initiative does not include collaboration on selection of suppliers, which continues to remain the independent decision of each participant.

Myanmar: positive appraisal of the A6 block discovery

On September 24, 2018, TOTAL announced a successful appraisal of the A6 block Shwe Yee Htun-2 discovery, offshore Myanmar, completing a major step towards confirming a commercial project. The well was drilled to a final depth of 4,820 meters and encountered 40 meters of net gas pay in a high quality reservoir. Preliminary tests confirm good reservoir quality, permeability and well production deliverability.

The Shwe Yee Htun-2 adds to the Shwe Yee Htun-1 (2016) and Pyi Thit-1 (2017) gas discoveries made earlier on the Block.

TOTAL holds a 40% interest in A6 block, alongside Woodside Energy Ltd (40%, technical joint operator for exploration and appraisal operations) and MPRL E&P Pte Ltd (20%, joint operator). As per existing joint venture agreements, TOTAL is to take over operatorship in the development phase.

TOTAL, Borealis and NOVA Chemicals Take Final Investment Decision for New Unit

On September 25, 2018, Bayport Polymers, LLC (“Bayport Polymers”), a 50/50 joint venture owned by TOTAL S.A. and Novealis Holdings LLC, itself a joint venture of Borealis AG and NOVA Chemicals Inc.– announced its decision to build a 625,000-ton-per-year polyethylene unit at its production site in Bayport, Texas.

The new unit will use Borstar® technology and is anticipated to more than double the site’s polyethylene capacity to 1.1 Mt/y with a start-up scheduled in 2021. The contract for the engineering, procurement and construction of the new unit has been awarded to McDermott and is expected to employ 1,750 staff during peak activity.

Formed in May 2018, Bayport Polymers is currently building a one-million-ton per year steam cracker in Port Arthur, Texas. This cracker will process ethane, which is abundantly available and competitively priced in the U.S. and will supply Bayport polyethylene units.

North Sea: TOTAL increases its share in the Danish Underground Consortium

On 25 September 2018, TOTAL announced that it agreed to purchase from Chevron all the share capital of Chevron Denmark Inc. which holds a 12% interest in the Danish Underground Consortium (DUC), a 12% interest in Licence 8/06, and a 7.5% interest in the Tyra West pipeline. The closing of the transaction remains subject to approval of partners and the relevant authorities.

The acquisition would increase TOTAL’s operated share of DUC from 31.2% to 43.2%, the other partners of the consortium are Shell (36.8%) and Nordsofonden (20%, owned by the Danish State).

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